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                             March 23, 2022

       Michael Adamski, Esq.
       General Counsel
       Sachem Head Capital Management, LP
       250 West 55th Street
       34th Floor
       New York, NY 10019

                                                        Re: US Foods Holding
Corp.
                                                            PREC14A filed March
17, 2022
                                                            Filed by Sachem
Head Capital Management, LP et al.
                                                            SEC File No.
1-37786

       Dear Mr. Adamski:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed March 17, 2022

       Reasons for the Solicitation, page 12

   1. Revise generally to explain what specific changes your nominees will attempt to institute at the Company, if a
majority is elected to the Board.
       We Believe There is a Significant Opportunity for Operational Improvement, page 13

   2. Please explain or provide additional support for the assertion about the projected EBITDA increase in the second
sentence here: "In the past, management has indicated that US
                                                        Foods has a 200 basis
point margin gap versus Sysco   s domestic business, and has
                                                        suggested that
approximately 75% of the gap could be closed over time.2 We believe that this implies an
opportunity to increase adjusted EBITDA by approximately $450 million." Explain in
further detail the basis for the $450 million projected increase.
 Michael Adamski, Esq.
FirstName  LastNameMichael  Adamski,
Sachem Head   Capital Management, LP Esq.
Comapany
March      NameSachem Head Capital Management, LP
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
3. In the same paragraph, identify the "market consensus estimates" to which you refer. In addition, quantify the expected increase in margin gaps and explain what specific time period is meant by "in the coming years."
Under the Company's Current Leadership, There has been Significant Disruption in a Mission-
Critical Executive Role and Business Function , page 14

4. All beliefs and opinions expressed in the proxy statement must be supported by a reasonable basis in fact. Explain the basis for the following opinions included on page
         14: "We believe that much of the turnover in the Company   s supply
chain organization
         has been driven by management   s unwillingness to give the supply
chain team the
         authority to implement even the basic steps necessary to make the
Company   s operations
         comparable with its peers, let alone make it a best-in-class operator. We believe this leads to frustration within the executive ranks and explains the frequent departures in this position, as talented executives leave the Company for other opportunities where their skills are more highly valued."
Votes Required for Approval, page 32

5. Clarify the reference to abstentions with respect to the election of directors in the last sentence of the first paragraph of this section. Since shareholders are not being provided the opportunity to abstain with respect to the vote on Proposal 1, explain why you reference abstentions here. See Item 21 of Schedule 14A.
General

6. Please revise to ensure that all statements of belief or opinion in the proxy statement are clearly characterized as such. Some examples of opinions currently presented as facts include the following:

         - "Under the Company   s Current Leadership, There Has Been
Significant Disruption in a
         Mission-Critical Executive Role and Business Function" (page 14);

         - "These capital allocation missteps have resulted in significant value destruction for common stockholders and is reflected in the continued underperformance of US Foods
         Common Stock relative to its industry peers and the broader indices" (page 17);

         - "The Company ... has set underwhelming goals for the future" (page
17);

         - "This lack of faith in management is reflected in the Company   s
industry-low valuation"
         (page 18); and
 Michael Adamski, Esq.
Sachem Head Capital Management, LP
March 23, 2022
Page 3

         - "For a Company that has repeatedly discussed its commitment to good corporate governance in recent times, it is surprising that the Board has apparently failed to
         implement two of the most important stockholder rights     the ability
to act by written
         consent and the ability to call a special meeting     both of which
are widely considered
         best-in-class corporate governance practices" (page 19).

         These are examples and are not an exhaustive list of the statements that should be recharacterized. Please revise.
7. Prominently disclose throughout the proxy statement that since nine directors are being elected by the common shareholders at the annual meeting, but you have only nominated seven individuals, shareholders who vote on your proxy card will be disenfranchised with respect to the remaining two Board seats.
8. The following statement on page 2 is confusing, since Sachem is also soliciting proxy votes on the other proposals being voted upon at the annual meeting:
"This Proxy
         Statement is only soliciting proxies to elect the Nominees." While we recognize that
         Sachem is not making a recommendation on the other proposals being voted on at the annual meeting, please revise to avoid the implication that the only matter for which you are soliciting proxies is the election of directors.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameMichael Adamski, Esq.                       Sincerely,
Comapany NameSachem Head Capital Management, LP
                                                              Division of
Corporation Finance
March 23, 2022 Page 3                                         Office of Mergers
& Acquisitions
FirstName LastName